SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from                      TO                     .

Commission file number 0-25034

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GREATER BAY BANCORP 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GREATER BAY BANCORP

1900 UNIVERSITY AVENUE

EAST PALO ALTO, CALIFORNIA 94303

INTRODUCTION

Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan (the “Plan”). The Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was registered on Registration Statements on Form S-8 filed with the Securities and Exchange Commission on July 8, 1997 (File No. 333-30913) and November 20, 1998 (File No. 333-67677).

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets (Held at End of Year) Form 5500, Line 4i, Schedule H, Part IV December 31, 2004

2.	Exhibit.

23.1	Consent of Independent Registered Public Accounting Firm

Greater Bay Bancorp 401(k) Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6–10

Supplemental Schedule:
Schedule H, Part IV, Line 4i, Form 5500 – Schedule of Assets (Held at End of Year)

Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Greater Bay Bancorp 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Greater Bay Bancorp 401(k) Plan (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

June 27, 2005

Greater Bay Bancorp 401(k) Plan

Statement of Net Assets Available for Benefits

As of December 31, 2004 and 2003

	2004	2003
Assets
Noninterest-bearing cash	$8	$—
Investments, at fair value	59,469,727	53,551,097
Receivables:
Employer contribution	72,608	114,054
Salary deferral contributions	—	146,639
Accrued interest and dividends	72,462	72,898

Total receivables	145,070	333,591

Total assets	59,614,805	53,884,688

Liabilities
Total liabilities	—	—

Net assets available for benefits	$59,614,805	$53,884,688

The accompanying notes are an integral part of the financial statements

Greater Bay Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Additions to net assets attributed to:
Net appreciation in fair value of investments	$3,669,872

Investment income:
Interest	46,620
Dividends	273,987

Total investment income	320,607

Total appreciation and investment income	3,990,479

Contributions:
Salary deferral	5,222,228
Employer	2,604,630
Rollover	739,929

Total contributions	8,566,787

Total additions	12,557,266

Deductions
Deductions from net assets attributed to:
Distributions to participants	6,762,092
Administrative expenses	65,057

Total deductions	6,827,149

Net increase in net assets available for benefits	5,730,117
Net assets available for benefits, beginning of year	53,884,688

Net assets available for benefits, end of year	$59,614,805

The accompanying notes are an integral part of the financial statements

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Plan Description

The following description of the Greater Bay Bancorp 401(k) Plan, or “the “Plan” is provided for general information purposes only. Participants of the Plan should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

Greater Bay Bancorp, or GBB, sponsors the Plan. The Plan is a defined contribution plan covering all employees of GBB and its bank subsidiary, Greater Bay Bank, N.A., or the Bank, who are 18 years of age or older. GBB and the Bank are herein collectively referred to as “the Company.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA.

Plan Amendments

The Company amended and restated the Plan by adopting the Wells Fargo Bank N.A., Master Plan as amended for the: General Agreement on Trades and Tariffs, Uniformed Services Employment and Reemployment Rights Act, Small Business Job Protection Act, Tax Reform Act of 1997, and Restructuring and Reform Act of 1998. The Company also has adopted Plan amendments for compliance with The Economic Growth and Tax Relief Reconciliation Tax Act, or EGTRRA, and with final minimum required distribution regulations.

Contributions

Each year, participants may contribute up to 50% of eligible compensation, as that term is defined in the Plan, but no more than the dollar limit prescribed annually by the Internal Revenue Code, or IRC. Participants age 50 and over may make additional “catch-up” contributions up to the catch-up contribution dollar limit prescribed annually by the IRC. The Plan also accepts qualified rollover contributions from employees. The Company makes a matching contribution in an amount equal to 62.5% of participants’ salary deferral contributions that do not exceed 8% of eligible compensation. Additional employer contributions may be made at the Company’s discretion. Catch-up contributions are not matched by the Company. Qualified non-elective contributions may be made to the accounts of non-highly compensated participants only.

Participant Accounts

Individual salary deferral, rollover and employer contributions accounts are maintained for each Plan participant by the Company through the Plan’s recordkeeper, Wells Fargo Retirement Plan Services. The accounts of each participant are credited with his or her salary deferral contributions, rollover contributions, employer contributions and investment earnings.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

Vesting

Participants are immediately 100% vested in all salary deferral contributions. Vesting in employer matching and discretionary contributions is based on years of service as follows:

Years of Service	Percent Vested
1	25%
2	50%
3	75%
4 or more	100%

Participants who were employed by entities that merged with GBB or the Bank receive credit for years of service with the merged entity for vesting purposes.

Forfeitures

Any participant who terminates employment before becoming 100% vested in his or her employer contributions accounts will forfeit the non-vested portion of his or her employer contributions account when the account is distributed or, if earlier, after a five-year break in service. Forfeited amounts are used currently to reduce employer contributions. However, upon reemployment, forfeited amounts may be restored to the accounts of participants under rules set out in the Plan’s Forfeitures Break in Service rules. The total forfeiture amount to be applied as of December 31, 2004 is $113,219.

Investment Options

Upon enrollment in the Plan, each participant must direct the Trustee to invest his or her account among a selection of mutual funds, common collective trust funds and/or an employer stock fund. The investment selections available to participants include at a minimum, but are not limited to, the following types of investment funds:

•	Stable Value Funds – providing current income with liquidity, primarily through Guaranteed Investment Contracts, or GICs, government and other money market fixed income investments;

•	Bond Funds – providing income and capital appreciation through ownership of corporate and government debt instruments;

•	Equity Funds – primarily providing capital appreciation through investments in common stock across broad industry, market capitalization and other investment classes to diffuse risk; and

•	Participants may make changes to investment directions for future contributions in whole percentages and re-direct the investment of current investments at any time.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

Investments

As of December 31, 2004, investments representing 5% or more of net assets available for Plan benefits were as follows:

Identity of Issuer	Description of Investments	Market Value
Unitized Trust Fund holding Greater Bay Bancorp Common Stock	Common Stock	$12,876,991
Wells Fargo S&P 500 Index N	Common Collective Trust	8,872,917
Wells Fargo Stable Return Fund G	Common Collective Trust	8,211,860
Wells Fargo Asset Allocation Fund N	Common Collective Trust	7,757,650
Wells Fargo S&P Midcap Fund Index N	Common Collective Trust	3,419,904
Wells Fargo Bond Index N	Common Collective Trust	3,183,733

		$44,323,055

The Plan’s investment in Greater Bay Bancorp common stock is held in a unitized trust fund.

Participant Loans

Any participant may borrow a maximum of 50% of his or her vested account balance, but not more than $50,000 and not less than $1,000. All loans provide for semi-monthly repayment by payroll deduction, under level amortization schedules and bear a commercially reasonable rate of interest. Loans made for any purpose must be repaid within 5 years, except that loans made for the purchase of the participant’s principal residence must be repaid within 10 years. A maximum of 2 all-purpose and 1 principal residence loans may be outstanding at any time.

Payment of Benefits

Upon termination of employment, including termination at death, disability or retirement, a participant whose account balance exceeds $5,000 may elect to receive either a lump-sum distribution or installment payments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. A participant whose account balance is $5,000 or less will receive a lump-sum distribution.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The records of the Plan are kept and the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of 17 investment vehicles including various mutual funds, common collective funds, a stable value fund and an employer stock fund investment. Funds may be invested in various combinations of stocks, bonds, income, and other investment securities. Such investments are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

uncertainty related to changes in the value of investment securities, it is at least possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.

The fair value for the mutual funds held in the Plan is determined by taking the quoted market closing price on the last business day of the Plan’s year, times the number of shares the Plan holds in those mutual funds as of the last day of the Plan’s year. The fair value of the common collective trusts is provided by those trusts and is based upon the quoted market closing price of the trusts’ underlying investments as of the last business day of the Plan’s year.

Units of the unitized trust fund are valued based on the quoted market price of the fund’s underlying investment in Greater Bay Bancorp common stock on the last business day of the Plan’s year.

Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation (depreciation) in the fair value of the Plan’s investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Employee salary deferral contributions and the Company’s matching contributions are recorded each pay period. Company discretionary and “true-up” matching contributions may be made no later than the due date, including extensions, of the Company’s federal income tax return.

Payment of Benefits

Benefits are recorded when paid.

3.	Tax Status

The IRS has determined and informed the Company by a letter dated May 5, 1995, that the Plan as submitted to the IRS, satisfies the requirements to be a qualified retirement plan under the applicable sections of the IRC. The Company has amended the Plan to comply with recent changes to the IRC, collectively referred to as the GUST amendment, and has filed for a new determination letter from the IRS on the Plan’s continued qualification following such amendment. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and accordingly no provision for federal income taxes has been made.

4.	Administrative Expenses

Participants are responsible for loan origination fees totaling $75 per loan and investment management fees for the Wells Fargo Stable Return Fund G of 40 basis points. The Company bears most of the administrative expenses associated with the management of the Plan and accordingly such expenses are not reflected in the financial statements of the Plan.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

5.	Plan Termination

Although it has not expressed any intent to do so, GBB has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become 100% vested in the event of Plan termination.

6.	Concentration of Risk

A portion of the Plan’s assets is invested in the common stock of GBB, which represents 22.08% of the Plan’s total assets at December 31, 2004 and 73.76% of the Plan’s net investment appreciation for the year ended December 31, 2004.

7.	Party-in-Interest Transactions

The Trustee and GBB are parties-in-interest as defined by ERISA. The Trustee invests Plan assets in its collective investment funds and GBB Common Stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor’s Rules and Regulations and are exempt under Sections 408(b)(8) and 408(e) of ERISA.

Greater Bay Bancorp 401(k) Plan

Schedule of Assets (Held at End of Year)

Form 5500, Line 4i, Schedule H, Part IV

December 31, 2004	EIN 77-0387041

	Identity of Issuer	Description of Investments	Current Value
*	Unitized Trust Fund holding Greater Bay Bancorp Common Stock	Common Stock	$12,876,991
*	Unitized Trust Fund holding cash	Cash	283,350
*	Wells Fargo S&P 500 Index N	Common Collective Trust	8,872,917
*	Wells Fargo Stable Return Fund G	Common Collective Trust	8,211,860
*	Wells Fargo Asset Allocation Fund N	Common Collective Trust	7,757,650
*	Wells Fargo S&P Midcap Index N	Common Collective Trust	3,419,904
*	Wells Fargo Bond Index N	Common Collective Trust	3,183,733
	Artisan International Fund	Registered Investment Company	2,206,205
	Fidelity Advisor Value Strategy	Registered Investment Company	2,102,914
	Dodge & Cox Balanced	Registered Investment Company	1,809,497
	Fidelity Advisor Mid Cap Fund	Registered Investment Company	1,715,913
*	Wells Fargo Russell 2000 Index Fund N	Common Collective Trust	1,640,798
	Dreyfus Intermediate Term Income	Registered Investment Company	1,442,903
	Fidelity Advisor Dividend Growth Fund Class A	Registered Investment Company	956,058
	ABN AMRO Veredus Aggressive Growth Fund	Registered Investment Company	701,650
	AIM Basic Value Fund	Registered Investment Company	497,461
	Fidelity Advisor Equity Growth	Registered Investment Company	361,736
	Fidelity Advisor Diversified International	Registered Investment Company	267,688

	Total investment portfolio		58,309,228
	Participant loans, secured by balance of vested accounts with interest rates ranging from 4.00% to 5.00%		1,160,499

	Total investment portfolio and participant loans		$59,469,727

*	Indicates a party-in-interest with respect to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Greater Bay Bancorp 401 (k) Plan (Name of Plan)

Date:	June 27, 2005	By:	/s/ PEGGY HIRAOKA
Peggy Hiraoka Executive Vice President Greater Bay Bancorp Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm